**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-69382 |

### FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING ____01/01/21____ AND ENDING ____12/31/21____
                                              MM/DD/YY                                    MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM:   Preferred Capital Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer     ☐ Security-based swap dealer     ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

   3284 Northside Parkway, NW Suite 150
                                              (No. and Street)

| Atlanta | GA | 30327 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Jeffery Smith | 855-330-6594 | jsmith@pcsalts.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

   Moore, Colson & Company, P.C.
                         (Name – if individual, state last, first, and middle name)

| 600 Galleria Parkway, SE | Atlanta | GA | 30339 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 10/11/2011 | 5486 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| **FOR OFFICIAL USE ONLY** |
| --- |
|  |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, _____Jeffery Smith_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Preferred Capital Securities, LLC_____, as of _____December 31_____, 2_021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



C.C. CULLEN
Notary Public, Georgia
Cobb County
My Commission Expires
April 28, 2025

Signature: _____

Title: CEO _____

Notary Public

### This filing** contains (check all applicable boxes):

- [X] (a) Statement of financial condition.
- [X] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [X] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [X] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**PREFERRED CAPITAL SECURITIES, LLC**

**STATEMENT OF FINANCIAL CONDITION
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**

**DECEMBER 31, 2021**

Preferred Capital Securities, LLC

Table of Contents

**Report of Independent Registered Public Accounting Firm**

**Financial Statement**

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Preferred Capital Securities, LLC
Atlanta, Georgia

### *Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of Preferred Capital Securities, LLC as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Preferred Capital Securities, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

This financial statement is the responsibility of Preferred Capital Securities, LLC's management. Our responsibility is to express an opinion on Preferred Capital Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Preferred Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Preferred Capital Securities, LLC's auditor since 2015.

*Moore, Colson + Company, P.C.*

Atlanta, Georgia
February 24, 2022

# Preferred Capital Securities, LLC

## Statement of Financial Condition
December 31, 2021

| | | |
|---|---:|---:|
| **Assets:** | | |
| Cash and cash equivalents | $ | 3,380,827 |
| Restricted certificate of deposit | | 4,002,675 |
| Clearing deposit | | 50,000 |
| Accounts receivable | | 288,603 |
| Due from related party | | 710,000 |
| Other receivables | | 241,765 |
| Furniture, fixtures and equipment, net of accumulated depreciation of $436,098 | | 204,506 |
| Right-of-use asset, net of accumulated amortization of $20,545 | | 587 |
| Prepaid expenses and other assets | | 281,668 |
| Total assets | $ | 9,160,631 |
| | | |
| **Liabilities:** | | |
| Accounts payable and accrued expenses | $ | 1,008,783 |
| Lease liability | | 587 |
| Total liabilities | | 1,009,370 |
| | | |
| Member's equity | | 8,151,261 |
| Total liabilities and member's equity | $ | 9,160,631 |

*See accompanying notes to financial statement.*

Preferred Capital Securities, LLC

Notes to Statement of Financial Condition
December 31, 2021

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Preferred Capital Securities, LLC (the Company) is a Georgia limited liability company that was formed on September 17, 2013, with minimal operations until February 2, 2015 (date approved for membership by the Financial Industry Regulatory Authority (FINRA)). The Company was a wholly owned subsidiary of Cherokee Rose Investments, LLC until September 3, 2021, at which time Badger Creek Holdings, LLC (the Parent) became the sole member of the Company. The Company did not elect to apply pushdown accounting and the accompanying financial statements are reported on a historical cost basis. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and is a member firm of FINRA. The Company's primary operating focuses are to identify capital sources, conduct due diligence, underwrite, and manage the selling of security offerings, and address regulatory and compliance matters. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Basis of Presentation

The financial statements are presented on the accrual basis of accounting and are prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) as promulgated by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company holds a substantial amount of its cash and a restricted certificate of deposit at one bank. Funds in the bank accounts are insured by the Federal Deposit Insurance Corporation (FDIC). The Company maintains cash and cash equivalents and a restricted certificate of deposit in accounts with financial institutions that from time to time exceed the FDIC insured limit. At December 31, 2021, the Company's uninsured balances totaled $7,135,180. The Company places its cash and cash equivalents and restricted certificate of deposit with high-credit-quality institutions and minimizes its credit risk with formal credit policies and monitoring procedures.

Preferred Capital Securities, LLC

Notes to Statement of Financial Condition
December 31, 2021

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Restricted Certificate of Deposit

The Company purchased a certificate of deposit to satisfy a minimum liquidity balance requirement on behalf of the Parent.  The certificate of deposit is collateral for a line of credit entered into by the Parent during 2021.

Clearing Deposit

The Company is required to maintain a minimum balance of $50,000 with its clearing broker as a condition of the Company's Fully Disclosed Clearing Agreement.

Accounts Receivable

Accounts receivable primarily consist of underwriting and offering expense reimbursements due to the Company under exclusive dealer manager agreements with an investment company.

Other Receivables

Other receivables primarily consist of the amount claimed for the Employee Retention Credit, a tax credit against certain employment taxes under the CARES Act, which totaled $187,735 at December 31, 2021. Subsequent to December 31, 2021, this receivable was collected in full.

Furniture, Fixtures and Equipment, Net

Furniture, fixtures and equipment, net is stated at cost.  Depreciation is based on the straight-line method over the estimated useful lives of the related assets, which range from five to seven years.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets primarily consist of prepaid insurance, prepaid FINRA licensing fees, and prepaid broker-dealer sponsorships.

Income Taxes

The Company is a limited liability company, and as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through and are reported by the Parent on its respective tax return. Therefore, no provision for income taxes has been made in the accompanying financial statements.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

U.S. GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by relevant taxing authorities. The Company has analyzed its tax positions taken and has concluded that as of December 31, 2021 there are no uncertain tax positions taken or expected to be taken. The Company has recognized no interest or penalties related to uncertain tax positions. The Company and its Parent are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Cash Flow Information

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

NOTE 2 - FURNITURE, FIXTURES AND EQUIPMENT, NET

Furniture, fixtures and equipment, net consists of the following at December 31, 2021:

| | |
|---|---:|
| Furniture and fixtures | $ 270,767 |
| Computer hardware | 254,162 |
| Computer software | 29,500 |
| Office equipment | 86,175 |
| Less accumulated depreciation | (436,098) |
| Furniture, fixtures and equipment, net | $ 204,506 |

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires a) the maintenance of minimum net capital and b) that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $2,422,044 which was $2,354,792 in excess of its required net capital of $67,252. The Company's aggregate indebtedness to net capital ratio was 41.65%.

## NOTE 4 - RELATED PARTY TRANSACTIONS

*Expense Sharing Agreement*

The Company has an expense sharing agreement with the real estate company that was an affiliate through June 3, 2021. Under the agreement, which is updated annually, the Company reimburses the affiliate for office rent, utilities, and other miscellaneous reimbursable expenses.

*Offering Costs*

Offering costs paid by the Company are reimbursed by the issuer of the security offering, who is a real estate company that was an affiliate through June 3, 2021. Offering costs paid by the Company include clearing fees, advertising and sales costs, and technology costs.

*Reimbursable Expenses*

The Company reimburses the real estate company, which was an affiliate through June 3, 2021, for routine operational expenses paid on behalf of the Company.

## NOTE 5 - LEASES

As of December 31, 2021, an ROU asset and lease liability of $587 are included in Right-of-use asset, net and Lease liability in the Statement of Financial Condition, respectively. The lease liability matures in 2022.

## NOTE 6 – PAYCHECK PROTECTION PROGRAM LOAN

In January 2021, the Company issued a note payable to a bank totaling $1,032,835 under the Paycheck Protection Program ("PPP"). The note payable is administered by the Small Business Administration ("SBA") and the loan proceeds were used by the Company for eligible costs during the covered period. The note bore interest at 1% and was scheduled to mature in January 2026. The terms of the note payable provide for the forgiveness of some or all of the principal and interest.

In August 2021, the Company received forgiveness of the principal and accrued interest to date totaling $1,038,602.

NOTE 7 - CONCENTRATIONS

The Company's distribution fee revenues were primarily earned under three wholesaling agreements as the exclusive dealer manager in which the Company marketed and assisted with the offering and sale of securities.  Servicing revenue was earned from services provided to an affiliate.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

In the normal course of operations, the Company may become involved with claims and disputes, and is subject to periodic examinations by regulatory agencies.  At December 31, 2021, the Company does not believe there are any claims, disputes, or examinations that would have a material effect on the Company's financial position.

NOTE 9 – RISKS AND UNCERTAINTIES

During the year ended December 31, 2021, the effects of a novel strain of the coronavirus ("COVID-19") pandemic and the related actions by governments around the world to attempt to contain the spread of the virus significantly impacted economic conditions and global markets.  The impact of COVID-19 continues to evolve and the extent of its effect on the Company's operational and financial performance will continue to depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration, scope and severity of the pandemic, the actions taken to contain or mitigate its impact (including the distribution and effectiveness of vaccines), and the direct and indirect economic effects of the pandemic and related containment measures, among others.

NOTE 10 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 24, 2022, the date these financial statements were available for issuance.  Management has concluded that there were no significant events requiring recognition and/or disclosure in the financial statement.